BATTLE FOWLER
                A PARTNERHSIP INCLUDING PROFESSIONAL CORPORATION
                                280 PARK AVENUE
                               NEW YORK, NY 10017

                                 (212) 949-8300
                          WRITER'S DIRECT DIAL NUMBER

                                                                   Cable Address
                                                                    "Counsellor"
                                                                  ______________
                                                                   TELEX  127053
                                                                  ______________
                                                                       Facsimile
                                                                  (212) 986-5135



                                              January 17, 1989



Tax Exempt Proceeds Fund, Inc.
c/o Reich & Tang L.P.
100 Park Avenue
New York, New York  10017

Dear Sirs:

         We have acted as counsel to the Tax Exempt Proceeds Fund, Inc. (the "Fund"), a Maryland corporation, in connection with the preparation of the Registration Statement of the Fund (the "Registration Statement").

         You have asked for our opinion as to whether the Fund is a "qualified regulated investment company" as defined in Internal Revenue Service Notice 87-22, 1987-10 I.R.B. 1, ("Notice 97-22").

         The Registration Statement states that "Since the Fund is established primarily for issuers of tax exempt bonds that do not wish to be subject to the Code's rebate requirements, the Fund intends to comply with the provisions of Notice 87-22 and will invest only in tax exempt bonds the income from which, in the opinion of bond counsel at the date of issuance, is not subject to the individual alternative minimum tax provisions."

         Section 148 of the Internal Revenue Code of 1986, as amended, (the "Code") provides that an issuer of state or local tax exempt bonds that invests the bond proceeds in higher yielding "investment property" must rebate all or a portion of the income from such investments in order for the bond interest to remain tax exempt to the bond holders. Code Section 148 excludes from the term "investment property" any "tax-exempt bond" that is not a specified private activity bond" as defined in Section 57(a) (5) (C), the interest income on which is an item of tax preference and subject to the alternative minimum tax provisions of the Code. The reference in Code Section 148 to specified private activity bonds was added by the recently enacted Technical and Miscellaneous Revenue Act of 1988. (P.L. 100-647) ("TAMRA").

Tax Exempt Proceeds Fund, Inc.
c/o Reich & Tang L.P.
                                       -2-

         Notice 87-22 provides in part that for purposes of the rebate requirement, the term "tax-exempt bond" includes stock of a "qualified regulated investment company", i.e., a company that (a) is a regulated investment company as defined in Section 851 (a) of the Code which meets the requirements of Code
Section 852(a); (b) has authorized and outstanding only one class of stock; (c) to the extent practicable, invests all its assets in tax exempt bonds; and (d) at least 98% of its income is attributable to, or 98% of the weighted average value of its assets are, tax-exempt bonds. This Notice which was issued prior to TAMRA's addition of the reference to "specified private activity bonds" provides that the rules announced therein may be relied on until the issuance of proposed regulations relating to the definition of "investment property" for purposes of the arbitrage and rebate provisions of the Code.

         Whether or not the Fund will qualify as a "qualified regulated investment company" depends on facts and circumstances many of which have not yet occurred. However, in rendering this opinion, we have reviewed the Fund's Articles of Incorporation, as amended, By-Laws, as amended and the Deposit and Withdrawal Provisions Form. Furthermore, we have relied on your representations that (1) at all times during the Fund's existence, the Fund will have authorized and outstanding only one class of stock and will be registered under the Investment Company Act of 1940, as amended, as a management company; (2) in respect of each taxable year of the Fund, the Fund will distribute a sufficient amount of its investment company taxable income to satisfy the deduction for dividends paid requirement of Code Section 852(a) and will comply with the registration and filing requirements and the income and investment limitations of Code Section 851; and (3) the Fund will invest only in bonds which are exempt from regular federal income tax and are not subject to the federal individual alternative minimum tax.

         Accordingly, based on the foregoing and assuming the Fund will exist and continue to be operated in accordance with the representations described above, it is our opinion that the Fund will be a "qualified regulated investment company" as defined in Notice 87-22, and, therefore, issuers of tax exempt bonds that invest the proceeds thereof in the Fund will be exempt as to those bonds from the rebate provisions of Section 148 of the Code.

Tax Exempt Proceeds Fund, Inc.
c/o Reich & Tang L.P.
                                       -3-

         This opinion represents our view as to the interpretation of existing law and cannot be taken as an assurance as to the manner in which the law will subsequently develop. Although Notice 87-22 states that it is anticipated that proposed regulations regarding "investment property" will provide the same rules set forth in Notice 87-22, no assurance can be given that the Internal Revenue Service will not alter its present position or adopt new positions with regard to the matters upon which we are rendering an opinion.


                                              Very truly yours,

                                              \s\ Battle Fowler

                                BATTLE FOWLER
                A PARTNERHSIP INCLUDING PROFESSIONAL CORPORATION
                                280 PARK AVENUE
                               NEW YORK, NY 10017

                                 (212) 949-8300
                          WRITER'S DIRECT DIAL NUMBER

                                                                   Cable Address
                                                                    "Counsellor"
                                                                  ______________
                                                                   TELEX  127053
                                                                  ______________
                                                                       Facsimile
                                                                  (212) 986-5135



                                              January 18, 1989


Tax Exempt Proceeds
     Fund, Inc.
100 Park Avenue
New York, NY  10017


Dear Sirs:

         You have asked for our opinion on the issue whether the Tax Exempt Proceeds Fund, Inc. (the "Fund") will be treated for federal income tax purposes as the owner of so-called "tax-exempt" bonds or participation interests therein acquired by it in circumstances in which the Fund also acquires rights to exercise a "demand feature" and thereby demand repurchase of such bonds or participation interests therein for creditworthiness or liquidity purposes.

         In rendering this opinion, we have examined (i) the Registration Statement dated November 23, 1988 and all amendments thereto to date, (ii) the proposed form of Participation and Servicing Agreement to be entered into by the Fund, (iii) the Representation Letter from the Fund dated January 18, 1989 and
(iv) such other documents as we deemed relevant. We have relied on the validity of said documents and on the accuracy and completeness of the facts set forth therein.

I.       Facts

         The Fund will purchase variable or floating rate tax-exempt bonds and participation interests in such bonds held in commercial banks' portfolios. 1/ Most of the bonds will be

------------------
1/ The Fund has the authority to purchase variable or floating rate participation interests in fixed rate "tax-exempt" bonds. We are not at this time opining as to

                                                               (Footnote cont'd)

                          BATTLE FOWLER                                   PAGE 2

secured by the selling bank's letter of credit or a confirming letter of credit from another bank. The Fund will buy each bond or participation interest from a bank at par value and at a negotiated yield based on a percentage of the prime rate (or some other interest rate based on a different rate adjustment index). The difference between the interest rates on the bonds and the yield of the participation interests represents the bank's fees for (1) the risk it assumes pursuant to its repurchased commitment in case of default and (2) the risk it assumes pursuant to its repurchase commitment in order to provide liquidity to the Fund.

         The Fund will purchase bonds or participations in bonds from a bank portfolio at par. In order to insure that the bonds in the Fund's portfolio are liquid, the Fund will contract with each selling bank for a commitment to repurchase the bonds or the participations ("demand features") on not more than thirty days' notice, in whole or in part, exercisable at any time or at specified intervals not exceeding one year, at the par value of the underlying bonds. The Fund's right to exercise the demand features for liquidity purposes (the "liquidity demand feature") will not be assignable or transferable and will expire on the earlier of (i) the transfer or assignment of the Fund's participation interest or the bond to a third party, or (ii) a date not beyond one-half the remaining term of the bond. In addition, the Fund will contract with each selling bank to repurchase on demand a bond or the Fund's entire participation interest in a bond, at a purchase price equal to the principal amount of the bond plus accrued interest, if any, thereon to the date of repurchase, upon the occurrence of an event of default on the fond (the "default demand feature"). Each bank will issue its irrevocable transferable letter of credit to the account of the Fund in the full amount of each bond plus an amount equal to a stated period of accrued interest on the bonds.

         You have represented that the Fund will exercise its rights under a default demand feature only upon a default under the terms of the underlying bond documents, and that it will

------------------
(Footnote cont'd from previous page)

         whether the Fund will be treated for federal income tax purposes as the owner of such bonds or participation interests therin. The Fund will not purchase such participation interests without a favorable opinion of counsel.

                                    BATTLE FOWLER                         PAGE 3


exercise its rights under the liquidity demand features only to provide liquidity for the Fund in order to meet redemptions of Fund shares or to maintain a "high quality" investment portfolio, and that the liquidity demand feature is obtained by the Fund solely to meet Securities and Exchange Commission requirements. You have also represented that the amount of separate consideration for the demand features paid to a selling bank, though the retention by the selling bank of a portion of the interest paid on the underlying bonds (the interest in excess of the negotiated yield to the Fund), approximates the fair market value of the demand features.

II.      Summary of Opinion

         It is our opinion that for federal income tax purposes, the Fund will be treated as the owner of the bonds and the participation interests acquired by it subject to is rights to exercise demand features for liquidity and creditworthiness purposes. We point out, however, that the IRS has announced that it will not ordinarily issue advance rulings on the question of ownership of securities or participation interests therein subject to a "put" or demand feature and could reach a different conclusion from that reached herein.

III.     Law and Analysis

         The classification of a transfer of ownership of property for federal income tax purposes is dependent upon whether the transferor has relinquished substantial incidents of ownership and upon whether the transferee bears the risk of economic loss and has the opportunity of economic profit. American National Bank of Austin v.
Untied States, 421 F.2d 442 (5th Cir.), cert. denied, 400 U.S. 819 (1970).

         In Rev. Rul. 82-144, 1982-2 C.B. 34, the IRS addressed the issue whether a bond fund is the owner of tax-exempt obligations notwithstanding the fact that it shifted the risk of loss with respect to some of the obligations through the simultaneous purchase of puts. The purpose for the acquisition of the puts was to increase the liquidity of some of the tax-exempt obligations purchased by the bond fund in order to provide cash for the demands of shareholders deciding to withdraw their investments. The bond fund paid a separate consideration for the puts, which were purchased at their fair market value. The puts provided that the taxpayer had the opportunity or right to require the seller to repurchase the tax-exempt obligations at a fixed price. The puts were for periods substantially less than the life of the tax-exempt obligations to which they applied, were non-assignable, and terminated if the

                                    BATTLE FOWLER                         PAGE 4

tax-exempt obligations to which they related were disposed of by the bond fund. In concluding that the bond fund was the owner of the tax-exempt obligations for federal income tax purposes notwithstanding the fact that a put agreement was acquired simultaneously with the acquisition of the tax-exempt obligation, the IRS relied on the following three factors: (1) the purchaser paid an arm's -length price for the puts - - a price that represented the parties' estimation of the value of the risk that the seller was assuming under the put: (2) the primary purpose of the puts was to increase the liquidity of the bond fund's portfolio obligations rather than to shift the risk of loss; and (3) the shifting of the risk of loss was for a definite period that was substantially less than the life of the obligations.

         In Citizens National Bank of Waco v. Untied States, 551 F. 2d 832 (Ct. Cl. 1977), a bank had entered into a contract with one of its customers to purchase at par value certain tax-exempt securities from the customer. As part of the agreement, the customer (seller) agreed that it would repurchase the securities at par value upon demand; however, the bank was not required to resell the bonds to the customer. The court stated that this was a very important fact that "tends to prove and indicates that the [b]ank was the owner of the bonds and could keep them to maturity or sell them to [the seller] or anyone else." Id. at 842. Furthermore, there was no evidence that a loan was being considered by the taxpayers nor was there a payment of specified interest on the amount paid. Accordingly, the court held that this was a valid sale to the bank, and that for federal income tax purposes, the bank was the owner of the tax-exempt securities.

         In American National Bank of Austin v. Untied States, 421 F.2d 442 (5th Cir.), cert. denied, 400 U.S. 819 (1970), the taxpayer bank paid an issuing authority for municipal bonds awarded to dealers and subsequently sold by those dealers to their customers. The bank had collected the interest income during the period prior to the sale to the dealer's customers. The dealer would always pay the bank an amount equal to the bank's bid price of the bonds whether such price would result in a profit or loss for the dealer when the bond was sold to a customer; the bank looked to the interest paid on the bonds and that the bank was only a secured lender, the court stated:

                  The dealer exercised complete dominion over the bonds after they came into the bank's possession. He sold them at his pleasure, at prices he determined, and without reference to the bank,

                                    BATTLE FOWLER                         PAGE 5

                  except that the proceeds were collected from the customer by the bank and applied to the dealer's
                  account.......Taxpayer took only the risks of a
                  lender in these transactions.........Id. at 452.

         Similarly, in Union Planters National Bank of Memphis v. United States, 426 F.2d 115 (6th Cir.), cert. denied, 400 U.S. 827 (1970), the court found that the bank was not the true owner of municipal bonds, but rather was a secured lender. In this case, the bank held legal title to the bonds; however, the bond dealers listed these bonds for sale in trade publications in the same manner as bonds in which they held legal title. When a dealer found a customer for the bonds, he would repurchase them from the bank, which never refused to resell, although there was no written requirement that it needed to do so. The only gain that the bank incurred was the coupon interest accruing during the time it held the bonds.

         Both Union Planters National Bank of Memphis and American national Bank of Austin contained various factors that led to the courts' findings that the "transferee" of the obligations did not economically own them. First, it appears that the banks did not have the unconditional right to hold the obligations until maturity. Second, there appears to have been no means for the banks to realize the capital appreciation on the obligations that they were holding. Third, there appears to have been no risk of a decline in value of the security to the banks. Instead, the ownership of the bonds was completely transitory with the banks awaiting an order by the dealers to transfer the bonds to their customers. The banks' sole source of gain was limited to the interest on the bonds during this period.

         In Rev. Rul. 74-27, 1974-1 C.B. 24, the IRS addressed a situation in which a bank entered into "purchase and resale" agreements with some of its customers under which the bank purchased tax-exempt bonds from its customers. As part of the agreement, the bank was required to hold the identical bonds for repurchase by the customer when the customer performed its obligation under its agreement to repurchase the bonds. The customer was legally bound to repurchase the obligations when demanded by the bank; if the customer did not comply with this obligation, the bank was entitled to sell the bonds in the market and the customer was obligated to pay any deficiency remaining unpaid after the application of the proceeds of sale. In addition, the customer could demand the return of the securities at any time it agreed to pay interest at a stipulated rate of the amount paid by the bank. Based on these facts, the IRS held that the sales by the customer to the bank were in

                                    BATTLE FOWLER                         PAGE 6


fact loans from the bank to the customer and that ownership of the securities remained in the hands of the customers.

          In Rev. Rul. 72-134, 1972-1 C.B. 29, as amplified by Rev. Rul. 72-575, 1972-2 C.B. 74, the IRS held that insurance protection obtained by a political subdivision of a state or by an underwriter against default of principal or interest payments on bonds issued by the political subdivision did not affect the exclusion from gross income of interest on the bonds, and that the defaulted interest paid by the insurance company was excludable from the gross income of the underwriter and other bondholders under Section 103(a) (1) of the Internal Revenue Code of 1954, as amended (the "Code"). In Rev. Rul. 76-78, 1976-1 C.B. 25, the IRS further amplified its position and held that proceeds of insurance, purchased by individual investors or municipal bond funds, representing maturing interest on defaulted obligations of a state or political subdivision, were excludable from the gross income of the insured investors or funds under section 103(a)(1) of the Code. This latter ruling stated that upon payment by the insurance company of principal or interest that was in default, the insurance company would be subrogated to all of the bondholders' rights to payment and the insurance company would be vested in all of the bondholders' options, votes, rights and powers pursuant to the instruments governing the issuance of the bonds. Further, payment by the insurance company to the bondholders would not relieve the issuer of its obligation to pay the obligations according to their terms.

         Under the authority of Rev. Rul. 72-134, as amplified by Rev. Ruls. 72-575 and 76-78, bonds issued by a political subdivision which are insured by a private company do not lose their tax-exempt status as a result of being insured. In addition, the IRS has concluded in various private letter rulings that a purchaser of tax-exempt status as a result of being insured. In addition, the IRS has concluded in various private letter rulings that a purchaser of tax-exempt securities subject to a contractual obligation by the seller to repurchase the securities if the issuer defaults on any of its obligations would be treated for federal income tax purposes as the owner of the securities. See, e.t., PLR 8317017 (January 21, 1983); PLR 8247025 (August 18, 1982); PLR 8213052
(December 30, 1981); PLR 8213029 (December 29, 1981); PLR 8108032 (November 25,
1980). 2/

--------------
2/ We point out that a private letter ruling has no precedential value and can be relied upon only by the taxpayer who requested it; however, such a ruling does reflect the position of certain IRS personnel as to a stated set of facts as of the time the ruling was issued.

                                    BATTLE FOWLER                         PAGE 7


The foregoing authorities establish that the purchaser of tax-exempt securities subject to a put for protection against default by the obligor may be treated for federal income tax purposes as the owner of such securities.

         Citizens National Bank of Waco and Rev. Rul. 82-144 conclude that the purchaser of municipal bonds subject to liquidity puts or demand features will be treated as the owner of the bonds if the following factors are present, as they are in the case of the Fund: (1) the purchaser will be free to dispose of the bonds at any time to any party during the term of the bonds; (2) the purchaser will not be in the business of acting as a lender but rather will be engaged in the business of investing in a portfolio of municipal bonds for its benefit or for the benefit of its shareholders; (3) the purchaser pays value for securing the benefit of reducing its risk of loss through the purchase of the puts; and (4) the puts are being purchased primarily for the purpose of increasing the liquidity of the purchaser's portfolio of investments. These factors were relied upon by IRS in PLR 8038104 (June 26, 1980) and, in part, in Rev. Rul. 82-144, in concluding that a bond fund acquiring obligations subject to puts for liquidity purposes would be the owner of the underlying obligations. Further, in Citizens National Bank of Waco the court held that the purchaser was the owner of the underlying bonds even though the put was exercisable at par value. While the court found that the obligation to repurchase placed the risk of loss on the customer (seller), the court also found that the bank was free to dispose of the bonds to third parties.

         The Fund, unlike the taxpayers in Rev. Rul. 74-27, Union Planters National Bank of Memphis and American National Bank of Austin, will not be holding the bonds (either directly or through its participation interests) for the account of the originating banks, but instead will be holding them for its own account as its own property. The Fund will have the unconditional right to hold the bonds until maturity. It will not be required to resell the participation interests to the originating banks; rather, the Fund will have the right to sell its interests to third parties and retain any profit therefrom.

          In Rev. Proc. 83-55, 1983-2 C.B. 572, the IRS announced that it would not ordinarily issue an advance ruling requiring a determination as to who is the true owner of property involving securities or participation interests therein where the purchaser has a contractual right to cause the property to be purchased by the seller or a third party. This position is currently expressed in Rev. Proc. 89-3, 1989-1 I.R. B. 29.

                                    BATTLE FOWLER                         PAGE 8

IV.      Conclusion

         Based on the foregoing, it is our opinion that for federal income tax purposes, the Fund will be treated as the owner of the bonds and the participation interests acquired by it subject to its rights to exercise demand features for liquidity or creditworthiness purposes. We point out, however, that the demand features to be acquired by the Fund contain certain features that differ from the puts described in Rev. Rul. 82-144. Further, the IRS has not specified what constitutes a period substantially less than the life of the obligations. It is possible, therefore, that the IRS could reach a different conclusion from that reached in this opinion and if it were to contend that the Fund is not the owner of the bonds, there can be no assurance that a court would not agree with the IRS' contention.


                                              Very truly yours,


                                              \s\ Battle Fowler LLP

                                BATTLE FOWLER
                A PARTNERHSIP INCLUDING PROFESSIONAL CORPORATION
                                280 PARK AVENUE
                               NEW YORK, NY 10017

                                 (212) 949-8300
                          WRITER'S DIRECT DIAL NUMBER

                                                                   Cable Address
                                                                    "Counsellor"
                                                                  ______________
                                                                   TELEX  127053
                                                                  ______________
                                                                       Facsimile
                                                                  (212) 986-5135


                                                     January 17, 1989


Tax Exempt Proceeds Fund, Inc.
100 Park Avenue
New York, New York 10017

Gentlemen:

         We have acted as counsel to Tax Exempt Proceeds Fund, Inc., a Maryland corporation (the "Fund"), in connection with the preparation and filing of Registration Statement No. 33-25747 on Form N-1A and all amendments thereto (the "Registration Statement") covering shares of Common Stock, par value $.001 per share, of the Fund.

         We have examined copies of the Articles of Incorporation and By-Laws of the Fund, as amended, the Registration Statement, and such other corporate records, proceedings and documents, including the consent of the Board of Directors and the minutes of the meetings of the Board of Directors of the Fund, as we have deemed necessary for the purpose of this opinion. We have also examined such other documents, papers, statutes and authorities as we deemed necessary to form a basis for the opinion hereinafter expressed. In our examination of such material, we have assumed the genuineness of all signatures and the conformity to original documents of all copies submitted to us. As to various questions of fact material to such opinion, we have relied upon statements and certificates of officers and representatives of the Fund and others.

         Based upon the foregoing, we are of the opinion that the shares of Common Stock, par value $.001 per share, of the Fund, to be issued in accordance with the terms of the offering, as set forth in the Prospectus and Statement of Additional Information included as part of the Registration Statement, and in accordance with applicable state securities laws, when so issued and paid for, will constitute validly authorized and legally issued shares of Common Stock, fully paid and non-assessable.

                                    BATTLE FOWLER                         PAGE 2



Tax Exempt Proceeds Fund, Inc.
January 17, 1989






         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us in the Registration Statement under the heading "Federal Income Taxes" in the Prospectus and in the Statement of Additional Information, and under the heading "Counsel and Auditors" in the statement of Additional Information.

                                              Very truly yours,


                                              \s\ Battle Fowler